FILED BY EXPRESS SCRIPTS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,

ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.

REGISTRATION NO. 333-177187

FINAL TRANSCRIPT

ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

Event Date/Time: Nov. 16. 2011 / 3:00PM GMT

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FINAL TRANSCRIPT

Nov. 16. 2011 / 3:00PM, ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

CORPORATE PARTICIPANTS

David Myers

Express Scripts, Inc. - VP, IR

George Paz

Express Scripts, Inc. - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Tom Gallucci

Lazard Capital Markets - Analyst

PRESENTATION

Tom Gallucci - Lazard Capital Markets - Analyst

Okay, good morning, everybody. I hope things are going well for you all. Next up we’re very pleased to have Express Scripts, as you know, one of the leading pharmacy benefit managers in the country. Over the years, the Company has grown into a full-service PBM, offering products across a wide array of services, increasingly focused on clinical differentiation and consumer behavior.

The presentation today is primarily going to be Q&A. And as a result of Lazard’s involvement in the Medco-Express merger, I’m restricted from asking any questions. So please don’t be shy out there.

I’m going to turn the podium over to David Myers of IR for forward-looking statements. And of course, we’re very pleased to have the Company’s Chairman and CEO, George Paz here as well.

David Myers - Express Scripts, Inc. - VP, IR

Thanks,Tom, and good morning, everyone. Before we begin, I have to say that statements we make today may be forward-looking and therefore involve risks and uncertainties. For a listing of factors that could cause actual results to differ, you can find them in our recent SEC filings.

With that, we’ll turn it over for the questions.

Tom Gallucci - Lazard Capital Markets - Analyst

Like I said, don’t be shy. Who wants to get it going? Maybe right here in the front.

QUESTIONS AND ANSWERS

Unidentified Audience Member

(inaudible - microphone inaccessible)

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FINAL TRANSCRIPT

Nov. 16. 2011 / 3:00PM, ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

George Paz - Express Scripts, Inc. - Chairman and CEO

Sure. Thank you. The question, for those that didn’t hear, was [would] I discuss our selling season and how are we dealing with the overhang issue of the Medco transaction and why do people choose us versus not choose us.

At the end of the day, price is very important in our business. We try as a PBM to make sure there is something other than price. There is a group of consultants out there that get hired by the employer and they really would like to see this to be a very generic exercise and choose a better price. And of course our job, if we’re meeting the client for the first time at a finalist presentation, we’re probably going to lose. The idea is we got a sales force and account management team that their job is to be on the ground, talking with the clients ahead of time, laying the groundwork, making sure they understand what we do and trying to differentiate us in the marketplace.

As you probably know, we’ve got to focus on consumer behavior and try and understand why individuals make the decisions that they make. We’re a clinically backed company. We make all of our decisions on a clinical basis, but we also understand that there is more than clinical and there is more than financials that go into the equation, why people stay adherent to their drug therapies, why they do the things they do, why they don’t take their drugs.

And so, many employers today are focused on making sure their diabetics or asthmatics or cardiovascular patients are staying adherent to their drug regimen, so that they can reduce further healthcare cost down the road. And so the whole idea is, we bring out our consumerology platform, talk to the client about what we offer and I believe when we win, that’s why we win.

Our two biggest competitors, there’s many competitors out there, but they all have different approaches. And Medco sells the Therapeutic Resource Center, which is really a clinical-driven program. One of the greatest opportunities I see in the integration of our two companies in bringing them together is their strong clinical programs in the Therapeutic Resource Centers combined with our individual approach. I believe putting that powerhouse together is going to make a big, big difference in driving down costs for consumer and improving health outcome. So we’re pretty excited about that.

When we lose it’s because a Catalyst or a SXC or somebody else, Medco or Caremark have a different approach that resonates, the United Healthcares, the Cigna and Aetnas of the world are also trying to sell a carve-in program and that resonates with some clients. So it really depends on approach as much as price by the time it’s all done. Again, they try to focus on price, but we try to focus on differentiation and try to win the account.

As far as the selling season, that’s gone very well for us. We won a lot of very large accounts. We have accounts we call signature wins, which are the large companies. We had three big signature wins this year. We continue to sell. Quite honestly, our competition will use the Medco integration against us. They did it during the WellPoint situation. They did it when we bought Value Rx in 1998. They did it in 1999 when we bought DPS. I think our track record though speaks for itself. We do a very good job, very focused on integration and we bifurcate our teams, so that we have people that are focused on our clients that don’t get involved with the innovation and other people that do the integration work.

We know it is critically important to retain the business and grow the business. We got to be able to sell that validates our business model and at the same time, we got to retain what we have. That’s the most important thing we do to this process. So we have people that will be totally focused on those clients, delivering service and again, I think if you talk with the consultant community, you’ll hear that through the NextRx integration process, we maintain service levels and did a very good job at supporting our clients and that will be our mission as we go forward.

Having said all that, I think sales will be a little tough for this year. There is no question about that. Between the Medco situation we got to convince people that it’s okay to go without Walgreen. That’s another bit of a hurdle we’re going to have to get over. On the employer side, that’s a much easier sale by the way.

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FINAL TRANSCRIPT

Nov. 16. 2011 / 3:00PM, ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

Employers are used to using procurement departments in buying, in choosing best practices and best companies and if there is a — if we have good pricing and a good story, there’s 66,000 pharmacies, losing a few of them doesn’t hurt us that much at the end of the day. We can work our way through that. We had a very, very strong selling season and a strong retention season this year and I believe that speaks for itself and our client loyalty.

Yes, sir?

Unidentified Audience Member

(inaudible - microphone inaccessible)

George Paz - Express Scripts, Inc. - Chairman and CEO

Question is, how do the three signature wins compare to last year and the year before? I believe it’s fairly comparable. I’m trying to remember and I think it’s pretty comparable. We had a big one this year, which was bigger than we had last year. But I — it’s probably pretty close.

Yes, sir?

Unidentified Audience Member

(inaudible - microphone inaccessible)

George Paz - Express Scripts, Inc. - Chairman and CEO

The question was, I update the group on the Walgreen situation and contracts. We have a contract today with Walgreens that runs till the end of the year. At the beginning of the year, Walgreens wanted to start early in contract negotiations, real early. This is back in January, February type time frame. And [we sit here], I mean it’s awful early, we don’t know exactly what’s going to take place through the course of the year, but if they want to start early, we’ll start early.

And then when we hit June, not a lot of progress have been made. We entered — we sent them some rates. This is like anything else, when you go in to buy something and it’s a negotiation, usually start low, quite frankly we started pretty low. That’s not — that doesn’t mean that’s where we wanted to end up. They came back and actually tried to do a rate increase. They were concerned about some of the existing language, that language exists in every one of our retail contracts. Their contract is no different than the contracts I have with my clients, nor is it different than the contracts I have with my other providers, but they wanted to change it.

Well, changing it causes a real problem. Changing definitions is a real challenge for us because I can’t administer 60,000 — 58,000 pharmacies on a one basis and administer the 7,700 that they have on a different basis. It just doesn’t make economic sense, when everything can be normalized through the rate. So we weren’t real excited about that. They came back with — basically what they wanted was to keep the rates the same over the next three years. The reality is that drug inflation runs at 10% and there’s new generics coming to the marketplace, drugs like Lipitor and Plavix, which are going to be big in which there’ll be a lot of competition and over the terms of these contracts will get cheaper.

And so, the idea is we expect price concessions during that period for our clients to keep us competitive, to keep our clients offering their benefits, to keeping the cost of drugs affordable for the American population at large. And they wanted a flat rate for three years, we didn’t want to do that and they wanted to change the terms. And I’ve given the benefit of the doubt and maybe they didn’t know what some of these term changes really meant.

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FINAL TRANSCRIPT

Nov. 16. 2011 / 3:00PM, ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

But what it caused though, several of the generics to become brands. Drugs that have been generics for extended periods of time would have become a brand or would have been adjudicated as a brand. And that would have been very, very expensive for our clients. So the cost to us and our clients would have been big.

We could — we didn’t think that was a possibility. And I guess what shocks me was, when they gave us their proposal we had given them ours, we still had over six months to go in the negotiations. And I was in Chicago, I was actually in Chicago with David, and I gave a speech in downtown Chicago and I was driving out to my daughter’s wedding. She was getting married that weekend, that was good news. And my phone rings and it was Walgreen. And they wanted to close the deal that weekend. Well, my wife was sitting next to me in the car and I looked over her and decided that probably wasn’t a possibility, that work has come first in my life more times than not, but there are certain times you can’t do that.

So I tried to explain that to the other side that that wasn’t going to happen, but my team was available, but they said that they had a board meeting and that they were ready to move on. I tried to explain that we still had six months to go and I don’t quite understand this that reasonable people should be able to sit down and come to some conclusion, but they were pretty set in their ways, they truly believe that they are a healthcare provider and not a pharmacy and that they needed some rate differential. I don’t think I could go back and sell the rest of my network that they were going to subsidize Walgreen’s rates, that just wasn’t going to work and I have a royalty to them as well.

So needless to say, after probably using some — an appropriate language we decided to stay on the conversation and I went to the wedding. It was really nice by the way, it was fairly well done. And then the next Monday or Tuesday, we got to notice — I think it was Tuesday, we got to notice that they were terminating our contract at the end of the year. I was still fairly skeptical, probably like most of you that that wouldn’t happen. I think the rates reductions we were looking for in relative terms are not that great. And everything is negotiable.

But at the end of the day when you look at it and you look at how much money is being spent, how much time is being spent by them and us quite frankly in trying to manage this, it’s pretty ludicrous. And it’s sad that we’re in this situation. Two big companies should be able to figure out how to make these things work. Quite honestly, they’re sticking by their guns, they haven’t proposed anything to us. I personally flew up in that with the other side, had a nice conversation, couple of hour conversation, but was to no avail, they want the rate increases, I just don’t think we can afford to get our rate increases in today’s environment.

You look at everything going on, the Supreme Court is about to hear the healthcare reform bill. Congress is looking at healthcare cost across this country. We’re trying to figure out how to lower cost, not how to raise cost. There’s an automatic built-in [inflater] that goes into this equation, which is 10% increases on brands roughly and there is a lot of pressure typically in utilization and other factors that raise the cost to healthcare.

So I truly believe that we all had to figure out how to become smarter and more efficient to lower cost in every — I’ve been at this business since 1998, I’ve never gone into a client’s office and got a price increase. Every time a contract’s come due for renewal, the costs have gone down, they haven’t gone up. And so I don’t think that trend is going to change anytime soon. And so when you fight that and this is at a time when we have higher and higher regulatory costs associated with CMS compliance, the costs that can just comply in the healthcare arena with HIPAA and everything else that goes on in a hi-tech is not inexpensive.

So the costs are very large. So we can’t just sit back and say, okay, I want more money, we have to figure out how to get more efficient and how to do things better and those of you that have been out to our sites and saw our processing, how we control 110,000 prescriptions a day with very few pharmacists, it’s also all automated with Six Sigma quality.

That’s what you have to do, you have to invent technologies and take the pharmacists that are very important components of the healthcare system and allow them to do the things that matter, consult with the patients around disease management, around proper adherence, taking care of side effect profiles, help the members stay on their patients — on their prescriptions and their therapies, not counting pills, not doing things that don’t matter and that’s what the PBMs are doing are out there

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FINAL TRANSCRIPT

Nov. 16. 2011 / 3:00PM, ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

redeploying pharmacists into the things that really matter the consultation with the patients, the doctors, and the clients and getting them out from counting pills and filling bottles.

And I think that’s incredibly important, but that drives down the costs. So there is a big division right now between us and them, I’m very unhappy to report. We’re happy to sit down and meet with them and talk with them. They don’t appear to be wanting to do that. I think they believe they can put us out of business and they can change the face of healthcare. And I think it’s changing it in the wrong direction.

Yes, sir?

Unidentified Audience Member

(inaudible - microphone inaccessible)

George Paz - Express Scripts, Inc. - Chairman and CEO

Good question. How compatible are Medco’s adjudication platform and ours and what’s the time frame for the integration? We are subjected to SEC oversight here. So we can only go so far in understanding all the pieces, because we got to get to that process first and we want to respect that process.

Having said that, we do have our IT people and Medco’s IT people working together. When we talk about IT platforms, there is an IT platform, if you will, but it’s made up of many, many pieces. There’s everything from client reporting, to the web, to the actual adjudication, the call centers, to prior authorization programs, clinical programs, mail order programs, there is hundreds of programs that are all interconnected that create the backbone of processing 1 billion scripts a year plus or minus.

And that’s the piece that has to be understood. I think at the end of the day, it won’t be Express Scripts and it won’t be Medco. The idea here is to pick the best of all those pieces and figure out how do you take them if say that, for example, we’re going to use Medco’s adjudication platform, but we want to use our call center software, well, the idea is our call center software now interfaces into our adjudication platform, so it’s how do you build the bridge to use that software with their system. And it’s going through and picking out the best of each of the pieces and putting all that together.

We hope that we can get deep enough that by the time we close, we have those decisions made. I think it’s important for the organization to know the direction we’re going. So by the time we close, we hope we can identify key management and key direction for the company. Once that’s done and we notify everybody of those plans, then we spend the next 30 days validating those plans, because again we can’t go as deep as we’d like to do, but now we’ve got full and complete access to the Medco personnel where they can give us more direct feedback.

We give them our hypothesis on where we’re trying to get to. They can help us further justify that or rethink some of that. And then hopefully within the — after the 30-day period we start the process. That part of it is identifying clients where we stand and then putting together the game plan on integration. I’ll give you a better detail on that once we close on how long that will take.

Yes, sir?

Unidentified Audience Member

(inaudible - microphone inaccessible)

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FINAL TRANSCRIPT

Nov. 16. 2011 / 3:00PM, ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

George Paz - Express Scripts, Inc. - Chairman and CEO

Well, we haven’t said that yet. And what you will do, I think I said on our earnings call is that the world is changing. When you think about where we were five years ago and a drug loss is patent protection, manufacturers mostly walked away from it. And they started walking away from it a year ahead of time. They no longer provided the support, they didn’t put the people on the field to promote the drug. So at the end of its cycle, it’s [slicing] period.

What’s happened lately is that the manufacturers, especially a drug like Lipitor is in very, very heavy production levels. I think the manufacturers are looking is there an opportunity here to keep those people employed, keep the facilities working and provide some revenues back to Pfizer.

From our perspective, we believe we have an obligation to our clients and our patients to offer the cheapest alternative. I don’t know anybody truly knows yet what the accessibility of the generic Lipitor is going to be. We’ve got some idea on who is going to produce it, but we don’t know what level and quantity they’re going to come in at. And keep in mind, this isn’t just — there’s two different pieces here. There’s mail order for which we buy direct and then give out — then dispense to our patients and charge our clients.

But we know what that price is and we know what the access to that drug is. On the other side of the equation though from the retail perspective, keep in mind there is 26,000 independent pharmacies that have to go out in the marketplace and try to acquire the drug. And depending on the amount of supply, it’s going to dictate the price and the availability to get it. And what I don’t want to do as ever although the retail pharmacies may not, the independents [here who] speak highly or sing my praise, we try very hard not to put them in a detrimental position.

And so if I’ve got — I’m not going to make them dispense a drug at 70% off if they can only buy it at 30% off. That would kill them, crush them. So what we would do is give them a price that’s more equivalent to what they can buy at and then try to work with the clients on the client side to pass those savings on. So this is a very complex question. And it’s not a one-size-fits-all, so some — to the extent that if in fact Lipitor has a big rebate and you can buy it cheaper than you can get the generic, then we will dispense that through our own mail pharmacy and maybe some of the retailers can do similar situations and get big savings and that might make sense.

Other retailers won’t have the access to the generics, they may have to just do the brand, others will have generics and we’ll look at the generics strategies there. But the idea is how do you put all those pieces together again with a very large network to minimize the cost of the patients and the clients and to make this as good as possible.

It’s a six-month issue by the way. But we’re going to face, probably Plavix won’t be this way because Plavix has already been out, there’ll be more providers, but there is — Nexium is going to be going at some point, a couple of years and we got a lot of other drugs coming down the pipe. So every one of those drugs we have a strategy around, I prefer not to get into drug-by-drug strategies.

Unidentified Audience Member

(inaudible - microphone inaccessible)

George Paz - Express Scripts, Inc. - Chairman and CEO

I think at the end of the day as long as the cost of the drug is cheaper for the patient, it shouldn’t be an issue. The newspapers don’t always get all the facts right. And I think it was Medco’s confidence as their promoting the wellness and cost savings for their patients and their clients, they wouldn’t be doing.

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FINAL TRANSCRIPT

Nov. 16. 2011 / 3:00PM, ESRX - Express Scripts Inc at Lazard Capital Markets Healthcare Conference

We don’t sell to uninformed people, we sell to very sophisticated clients and they’re going to want to know the economics behind these things and I’m sure Medco, I’m not party to it, but I’m sure they’re in front of their clients illustrating what their strategy is and getting their [buy, they wouldn’t do it]. Other questions? Time for one more. Who wants to ask that one lucky question?

Yes, sir?

Unidentified Audience Member

(inaudible - microphone inaccessible)

George Paz - Express Scripts, Inc. - Chairman and CEO

Yes, there is a — the question is once we combine with Medco, what percentage of the total scripts will we touch? And the reality is that that the numbers if you looked at our two companies today aren’t the same as we’re going to be touching once the combination occurs because unfortunately Medco has had several rather large losses this year with CalPERS and the federal employee mail order program.

In addition to that, as you know they made the decision to split up with United Healthcare, so that’s going to pull a big, big chunk of their business out and which is also good for the deal because United is a very viable competitor, they’re a very good company, very strong leadership, and they will be a good competitor out there and very large competitor. So you got to work through all of those numbers and I’m not sure we’ve disclosed that yet. So I still don’t know — maybe we’ll give it to you after we close. Okay?

Tom Gallucci - Lazard Capital Markets - Analyst

Okay. I think we’re out of time. I’d very much like to thank George and David.

George Paz - Express Scripts, Inc. - Chairman and CEO

Okay.

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* * *

FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

STANDARD OPERATING FACTORS

•

Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•

Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•

A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•

The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•

Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•

The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

TRANSACTION-RELATED FACTORS

•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•

Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitations on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of

Express Scripts, Aristotle Holding and Medco on file with the Securities and Exchange Commission (“SEC”), including the joint preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding with the SEC on November 14, 2011. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Plato Merger Sub, Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding have filed relevant materials with the SEC and intend to file additional materials. On November 14, 2011, Medco, Express Scripts and Aristotle Holding filed with the SEC Amendment No. 1 to the registration statement on Form S-4 that included a preliminary joint proxy statement of Express Scripts and Medco that also constitutes a preliminary prospectus of Aristotle Holding. At the appropriate time, Express Scripts, Medco and Aristotle Holding will mail the definitive joint proxy statement/prospectus regarding the Merger. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED BY EXPRESS SCRIPTS, MEDCO AND ARISTOTLE HOLDING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING AND THE MERGER. The Form S-4, including the joint preliminary proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Aristotle Holding or Medco with the SEC, may be obtained free of charge at the SEC’s web site at

www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Express Scripts, Aristotle Holding and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the joint preliminary proxy statement/prospectus regarding the Merger that Aristotle Holding filed with the SEC on November 14, 2011.